UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 31, 2020

Commission File Number: 001-33414

Denison Mines Corp.

(Name of registrant)

1100-40 University Avenue

Toronto Ontario

M5J 1T1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENISON MINES CORP.

/s/ Amanda Willett
Date: December 31, 2020	Amanda Willett
Vice President Legal and Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit Number	Description

99.1	Preliminary Economic Assessment for the Tthe Heldeth Tue (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada with an effective date of October 30, 2020.
99.2	Consent of Qualified Person
99.3	Consent of Qualified Person
99.4	Consent of Qualified Person
99.5	Consent of Qualified Person
99.6	Consent of Qualified Person
99.7	Consent of Qualified Person
99.8	Consent of Qualified Person
99.9	Consent of Qualified Person
99.10	Consent of Qualified Person
99.11	Consent of Qualified Person
99.12	Press release dated December 30, 2020